

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2017

James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Suite 301
Orlando, FL 32801

> **Re:** **Legion Capital Corporation**
> **Amendment No.1 to Offering Statement on Form 1-A**
> **Filed July 11, 2017**
> **File No. 024-10708**

Dear Mr. Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part III. Exhibits

Exhibit 6.1 – Corporate Note (debt instrument)

1.   Please delete the language in the Corporate Note Purchase and Loan Agreement requiring the Purchaser to represent and warrant that the Purchaser "has fully read and understands" the Form 1-A filing, as it may suggest that the Purchaser is waiving his or her rights under the federal securities laws.

2.   On page 15 of the offering circular, you now disclose that the notes provide for a default rate of interest of 12% per annum until paid in full. We note that this provision is not present in the Corporate Note Purchase and Loan Agreement. Please advise or revise the exhibit accordingly. In addition, please clarify in your disclosure whether the 12%

default rate of interest applies equally to both the12 month maturity and 36 month maturity notes.

Please contact Jessica Livingston at 202-551-3448, Staff Attorney, or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services